SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated October 26, 2022 between
ETF SERIES SOLUTIONS
and
CBOE VEST FINANCIAL LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
Cboe Vest 10 Year Interest Rate Hedge ETF	0.85%
Cboe Vest 1 Year Interest Rate Hedge ETF	0.85%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of January 12, 2023.
ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

    By: /s/ Isabella K. Zoller
     Name: Isabella K. Zoller
     Title: Secretary

    CBOE VEST FINANCIAL LLC

    By:/s/ Karan Sood
     Name:     Karan Sood
     Title:     Chief Executive Officer